Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



08001773

2 April 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Macquarie Group Limited (MQG)**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 26 March 2008

The previous notice was given to the company on 28 March 2008

The previous notice was dated 28 March 2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
26/03/08	Barclays Group *see Annexure A*	Reduction in voting power	Average price $51.24	Ordinary (953,791)	(0.36)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43,225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

1 April 2008
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Macquarie Group Limited (MQG) held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Private Bank and Trust Ltd
Barclays Private Bank Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Bank Trust Company Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MQG for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MQG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MQG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Company Secretary Barclays Global Investors Australia	1 April 2008 Date

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Macquarie Group Limited (MQG)**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 20 March 2008.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	14,460,231	14,460,231	5.29%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 14,460,231

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 14,460,231

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $48.49	Ordinary 14,460,231

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Director/ Secretary
Barclays Global Investors Australia

28 March 2008
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Macquarie Group Limited (MQG) held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
MQG	Macquarie Group Limited	Barclays Global Investors Japan Ltd	425,989	0.16
MQG	Macquarie Group Limited	Barclays Global Investors Ltd	666,864	0.24
MQG	Macquarie Group Limited	Barclays Private Bank and Trust Ltd	2,000	-
MQG	Macquarie Group Limited	Barclays Private Bank Ltd	1,430	-
MQG	Macquarie Group Limited	Barclays Global Investors Ltd	974,977	0.36
MQG	Macquarie Group Limited	Barclays Life Assurance Co Ltd	74,200	0.03
MQG	Macquarie Group Limited	Barclays Bank Trust Company Ltd	234	-
MQG	Macquarie Group Limited	Barclays Global Investors, N.A.	2,789,341	1.02
MQG	Macquarie Group Limited	Barclays Global Fund Advisors	2,244,915	0.82
MQG	Macquarie Group Limited	Barclays Capital Inc	350,000	0.13
MQG	Macquarie Group Limited	Barclays Capital Securities Ltd	1,677,705	0.61
MQG	Macquarie Group Limited	Barclays Global Investors Canada Ltd	23,188	0.01
MQG	Macquarie Group Limited	Barclays Global Investors Australia Ltd	5,229,388	1.90
			14,460,231	**5.29**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MQG as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MQG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MQG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Director / Secretary
Barclays Global Investors Australia

28 March 2008
Date